Exhibit 1

Hadera Paper Group – Newsletter No. Four
A message from the company’s CEO:

Dear Capital Markets Professionals,

Assessments of a gradual recovery in global economic activity have gained ground in recent months, reflected among things by a change in pricing trends in the packaging paper sector worldwide. In Europe, these prices started to rise in August, and according to research companies in the paper sector they have in practice achieved around EUR 50-60 per ton (c.20%), while the forecast is for a cumulative increase this year of EUR 80-100 per ton.

These price rises are of course likely to impact on the local market. The Packaging Paper Division of Hadera Paper has started to raise its prices, which is expected to already be reflected gradually in its Q4/09 results, and is expected to continue, in line with the global trend, through 2010.

The timing of worldwide price rises finds the Hadera Paper Group just ready to inaugurate a new packaging paper production unit, Machine 8, which is already expected to double Hadera Paper Group’s output capacity in this field from approximately 160,000 tons to around 300,000 tons by 2010.

This new economic environment, if it indeed signals a gradual but solid exit from the recession and global crisis, will be assisted by employing the Group’s full output potential in order to better compete on the commercial scene.

In the past year the Group has been able to provide responses to the various business, technological and regulatory challenges in order to leverage these changes in its core business to enhance commercial processes that will be seen gradually, starting in the coming quarters. In this respect, we wish to highlight technological developments in pulp-replacement packaging paper and the potential in local and international markets to expand activities and improve profits. Mention should also be made of the recent decision of the Head of Trade Tariffs at the Ministry of Trade, Industry and Labor, in response to the Company’s complaint concerning dumping, to place a temporary levy on imported packaging paper from Europe of EUR 60-80 per ton. The temporary levy is an upside to present commercial programs.

The Hadera Paper Group is financially sound, is efficient by international standards in production, energy and its supply chain, and especially in the wide range of companies that are assisting it to weather the changing economic circumstances. The Group carried out operational streamlining in the past year as well as savings in purchasing of materials and products throughout all its companies, which is helping Hadera Paper to weather the global crisis and local slowdown.

Looking towards 2010, the development of regional markets and new product markets, while continuing focused efficiency efforts, will strengthen the Hadera Paper Group’s competitive advantage, will help the Group to better handle the challenges of the economic environment, and will create an enhanced infrastructure for accelerated growth and improved profitability as the global economic climate changes for the better.

Yours sincerely,

Avi Brener
CEO, Hadera Paper Group